August 6, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Peregrine Semiconductor Corporation (the “Company”)
Registration Statement on Form S-1
File No. 333-170711

Ladies and Gentlemen:

As underwriters of the Company’s proposed public offering of up to 6,325,000 shares of common stock (the “Offering”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m. (NYT) on August 7, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated July 25, 2012, through the date hereof:

Preliminary Prospectus dated July 25, 2012:

4,147 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934., as amended, in connection with the Offering.

[Signature page follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

By:	DEUTSCHE BANK SECURITIES INC.

By:	/s/ Andrea DiMarco

Name:	Andrea DiMarco

Title:	Director

By:	/s/ Iris Ng

Name:	Iris Ng

Title:	Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Jason Fournier

Name:	Jason Fournier

Title:	Executive Director

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